                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                      SAVANNAH  FOODS & INDUSTRIES, INC.
                     -------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.25 per share
                   ------------------------------------------
                         (Title of Class of Securities)

                                  804795 10 2
                           ------------------------
                                (CUSIP Number)


       William F. Schwer                            Robert V. Jewell
  Imperial Holly Corporation                     Andrews & Kurth L.L.P.
One Imperial Square, Suite 200                  4200 Texas Commerce Tower
       8016 Highway 90-A                          Houston, Texas 77002
     Houston, Texas 77478                            (713) 220-4200
        (281) 491-9181


--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               October 17, 1997
                          --------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


-----------------------                                  ---------------------
  CUSIP NO. 804795 10 2
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      IHK Merger Sub Corporation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


-------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

      BK; AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          14,397,836
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          14,397,836
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      14,397,836
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      50.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      CO
------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


-----------------------                                  ---------------------
  CUSIP NO. 804795 10 2
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Imperial Holly Corporation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


-------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

      BK
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          14,348,284
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          14,398,284
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      14,398,284
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      50.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      CO
------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

        This Schedule 13D relates to shares if Common Stock, par value $0.25 per share (the "Shares"), of Savannah Foods & Industries, Inc, (the "Company"). The address of the Company's principal executive office is 2 East Bryan Street, Savannah, Georgia 31401.

ITEM 2. IDENTITY AND BACKGROUND

        This Schedule 13D is filed on behalf of Imperial Holly Corporation, a Texas corporation ("Imperial Holly") and IHK Merger Sub Corporation, a Delaware corporation and a wholly owned subsidiary of Imperial Holly (the "Purchaser"). The Purchaser and Imperial Holly are referred to herein collectively as the Reporting Persons. Imperial Holly is a producer, marketer and distributor of
refined sugar, producing both cane and beet sugar.   The Purchaser is a recently
organized corporation that has not conducted any business except in connection with the transactions described below. Imperial Holly maintains its principal offices at One Imperial Square, Suite 200, 8016 Highway 90-A, Sugar Land, Texas 77478. The Purchaser maintains its principal executive office at the same address.

        The name, residence or business address, citizenship and present principal occupation or employment of each of the directors and executive officers of each of the Reporting Persons, and the name principal business and address of the organization in which such occupation or employment is conducted are set forth in Schedule I attached hereto.

        During the five years immediately prior to the date hereof, none of the Reporting Persons nor, to the best of their knowledge, any of the persons whose names are set forth on Schedule I, (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        On September 12, 1997, Imperial Holly, the Purchaser and the Company entered into an Agreement and Plan of Merger, dated September 12, 1997 (the "Merger Agreement"), which provided for the acquisition of the Company by the Purchaser by means of a tender offer for 14,397,836 Shares representing 50.1% of the Shares outstanding (the "Tender Offer") and the subsequent merger of the Purchaser with and into the Company (the "Merger").

        In order to (i) finance the cash consideration to be paid to stockholders of the Company in the Tender Offer and the Merger, (ii) refinance certain indebtedness of Imperial Holly and the Company, (iii) pay fees and expenses related to the Tender Offer and the Merger and (iv) provide working capital to Imperial Holly, Imperial Holly will replace its and the Company's existing credit facilities with the credit facilities described below.

        Tender Credit Facility. In order to finance the Tender Offer and to repay approximately $140 million of indebtedness of Imperial Holly and certain related expenses and to provide for Imperial Holly's working capital needs pending the closing of the Merger, Imperial Holly has entered into a $505 million credit facility (the "Tender Credit Facility") arranged by Lehman Commercial Paper, Inc. ("LCPI"), an affiliate of Lehman Brothers Inc. and a financial advisor to Imperial Holly in connection with the Merger. The Tender Credit Facility is comprised of a term loan facility in the amount of $295 million and a revolving credit facility in the amount of $210 million. The Tender Credit Facility is guaranteed by each of Imperial Holly's direct and indirect subsidiaries (other than the Company and its subsidiaries), and is secured by substantially all the assets of Imperial Holly and each of such guarantors. The term loan will be repayable on the earlier of (i) the date of the closing of the Merger and (ii) January 15, 1998 (the "Maturity Date"). The revolving credit facility will be available on a revolving basis to refinance certain existing indebtedness and will mature on the Maturity Date. The Tender Credit Facility will bear interest, at Imperial Holly's election, at either (i) the highest of (A) the prime rate of the administrative agent selected in the syndication process, (B) the secondary market rate for certificates of deposit plus 1%, or (C) the federal funds effective rate plus 0.50% (the "Base Rate"), in each case plus a margin of 1.50% or (ii) the rate for Eurodollar deposits in the interbank Eurodollar market (the "Eurodollar Rate") plus a margin of 2.50%.

        Senior Credit Facility. In connection with the consummation of the Merger, the Tender Credit Facility will be replaced by a senior credit facility (the "Senior Credit Facility") arranged by LCPI. The Senior Credit Facility will be comprised of either (i) senior credit facilities of up to $455 million (the "Alternative A Facility"), comprised of term loan facilities aggregating not more than $255 million (the "Alternative A Term Loans") and a $200 million revolving credit facility (the "Alternative A Revolver"), which will be implemented in conjunction with the issuance of the Notes or (ii) in the event the offering of the Senior Subordinated Notes (as defined below) is not consummated on or prior to the date of the consummation of the Merger, senior credit facilities of up to $705 million (the "Alternative B Senior Credit Facility"), comprised of term loan facilities aggregating not more than $505 million (the "Alternative B Term Loans") and a $200 million revolving credit facility (the "Alternative B Revolver"). The proceeds of the Senior Credit Facility will provide the financing necessary to repay amounts owing under the Tender Credit Facility, to provide a portion of the cash consideration payable upon consummation of the Merger and certain expenses related to the Merger, and to provide financing for future working capital and other general corporate purposes. The Senior Credit Facility will be guaranteed by each of Imperial Holly's direct and indirect subsidiaries, including the Company and its subsidiaries, and will be secured by substantially all the assets of Imperial Holly and each of the guarantors.

        The Alternative A Term Loans will be available for one drawing on the date of the closing of the Merger, and will consist of two tranches. The two tranches, in the aggregate principal amounts of $150 million and $105 million, respectively, will fully amortize over a period of six and eight years, respectively. The Alternative A Revolver will be available on a revolving basis during the period commencing on the date of the closing of the Merger and ending on the date that is five years after the date of the closing of the Merger. The Alternative A Revolver and the Alternative A Term Loans will bear interest, at Imperial Holly's election, at either the Base Rate plus a margin ranging from 0.25% to 1.00% or the Eurodollar Rate plus a margin ranging from 1.25% to 2.00%.

        The Alternative B Term Loans will be available for one drawing on the date of the closing of the Merger, and will consist of four tranches. The four tranches, in the aggregate principal amounts of $150 million, $127.5 million, $127.5 million and $100 million, respectively, will fully amortize over periods of five, six, seven and eight years, respectively. The Alternative B Revolver will be available on a revolving basis during the period commencing on the date of the closing of the Merger and ending on the date that is five years after the date of the closing of the Merger. The Alternative B Revolver and the Alternative B Term Loans will bear interest, at Imperial Holly's election, at either the Base Rate plus a margin ranging from 0.75% to 2.50% or the Eurodollar Rate plus a margin ranging from 1.75% to 3.50%.

        Although LCPI anticipates that it may syndicate all or a portion of the Tender Credit Facility and the Senior Credit Facility to other lenders, the Financing Commitment Letter provides that LCPI will, subject to customary conditions, underwrite the entire amount of the Tender Credit Facility and the Senior Credit Facility.

        Senior Subordinated Notes. Imperial Holly intends to issue senior subordinated notes due 2007 (the "Senior Subordinated Notes") in an aggregate principal amount of approximately $250 million at or prior to the time of the consummation of the Merger in a private placement exempt from registration pursuant to Rule 144A under the Securities Act. In the event the offering of the Senior Subordinated Notes is not consummated on or prior to the consummation of the Merger, pursuant to a commitment letter from LCPI, LCPI has agreed to increase the amount of the Senior Credit Facility in the aggregate amount of $250 million.

        The Senior Subordinated Notes will be general unsecured obligations of Imperial Holly and guaranteed by the direct and indirect existing and future subsidiaries of Imperial Holly and the Company. The Senior Subordinated Notes and such guarantees will be subordinated to the obligations of Imperial Holly and its subsidiaries under the Senior Credit Facility, other borrowed money, capital lease and certain other obligations of Imperial Holly and its subsidiaries.

        The indenture under which the Senior Subordinated Notes will be issued will limit the ability of Imperial Holly and its subsidiaries to make dividends or distributions on their stock (other than regular quarterly dividends), prepay subordinated debt and make certain restricted investments. The indenture also will limit the ability of Imperial Holly and its subsidiaries to incur other indebtedness or issue preferred stock, create liens other than certain permitted liens, merge, consolidated or sell its assets with certain exceptions, guarantee certain other indebtedness, enter into certain transactions with affiliates and sale and leaseback transactions, issue other senior subordinated debt, change its business, consent and enter into certain other transactions. In the event of a change of control or certain asset sales, Imperial Holly may be required, at the option of the holders of the Senior Subordinated Notes, to repurchase all or a part of the Senior Subordinated Notes, subject to the limitations set forth in the indenture.

        Equity Financing. Imperial Holly has entered into an agreement to sell shares of Imperial Common Stock to the H. Kempner Trust Association concurrently with the consummation of the Merger for an aggregate consideration of $5 million at a purchase price equal to the lesser of $14.50 per share and the price per share of Common Stock, no par value ("Imperial Common Stock"), of Imperial
Holly issued in the Merger.

ITEM 4. PURPOSE OF THE TRANSACTION

        The Board of Directors of Imperial Holly believe that the acquisition of the Company offers a number of strategic benefits to the company including broadened national market participation and increased geographic diversity of production facilities and marketing activities. Accordingly, Imperial Holly and the Purchaser entered into the Merger Agreement with the Company.

        (a) Acquisition and Disposition of Securities of the Issuer

        Pursuant to the Tender Offer, on October 17, 1997, Imperial Holly announced that the Purchaser had successfully completed the Tender Offer for 14,397,836 Shares, representing 50.1% of the issued and outstanding Shares, for $20.25 per share in cash. The Merger will constitute the second and final step in the acquisition of the Company by Imperial Holly. The Merger Agreement provides that upon consummation of the Merger, each outstanding Share (other than Shares owned by Imperial Holly and its affiliates, which include Shares purchased in the Tender Offer, and Shares held by stockholders of the Company exercising dissenters' rights of appraisal under Delaware law) will be converted into the right to receive, subject to stockholder elections and proration, either (i) $20.25 of Imperial Common Stock, subject to a collar of $13.25 to $17.25 per share, or (ii) $20.25 in cash. In the Merger, 30% of the outstanding Shares will be converted into the right to receive Imperial Common Stock, and 19.9% of the outstanding Shares will be converted into the right to receive $20.25 in cash. The remaining 50.1% of the outstanding Shares purchased by the Purchaser in the Tender Offer will be canceled.

        (b)  Merger of Purchaser and the Company

        Pursuant to the terms of the Merger Agreement, Imperial Holly intends to effect the Merger of the Purchaser with and into the Company as soon as possible following the approval of the Merger Agreement and the Merger by the stockholders of the Company and the approval of the issuance of shares of Imperial Common Stock in the Merger by the shareholders of Imperial Holly. The Merger Agreement is attached as Exhibit C hereto.

        (c) Sales or Transfers of Material Amounts of Assets of the Company or its Subsidiaries

        While the Reporting Persons reserve the right to take or recommend such action as they may consider desirable in light of their ongoing review of the businesses and operations of the Company and its subsidiaries, neither of the Reporting Persons has any present plans or proposals which relate to or would result in the sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

        (d) Change in the Present Board of Directors and Management of the Company

        The Merger Agreement provides that, upon the Purchaser's acquisition of a majority of the outstanding Shares pursuant to the Tender Offer, the Purchaser will be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as will give the Purchaser representation on the Board of Directors equal to the product of the total number of directors on the Board of Directors multiplied by the percentage that the aggregate number of Shares beneficially owned by the Purchaser at such time bears to the total number of Shares then outstanding, and the Company will, at such time, promptly take all actions necessary to cause the Purchaser's designees to be elected as directors of the Company, including increasing the size of the Board of Directors or securing the resignations of incumbent directors of both. On October 24, 1997, pursuant to such provisions of the Merger Agreement, the following directors of the Company resigned: Dale C. Critz, John Carswell, E. Sprague Exley, Lee B. Durham, Robert L. Harrison and James M. Reed. The following designees of Imperial Holly were elected to replace such resigning directors: Roger W. Hill, James C. Kempner, Peter C. Carrothers, Douglas W. Ehrenkranz, Karen L. Mercer, John A. Richmond and William F. Schwer.

        Notwithstanding the foregoing, at all times prior to the effective time of the Merger, the Board of Directors of the Company will include at least two directors who held office as of the date of the Merger Agreement (any such director remaining in office being a "Continuing Director"). Following the election or appointment of the Purchaser's designees and prior to such effective time, such designees will abstain from acting upon, and the approval of a majority of the Continuing Directors will be required to authorize and will be sufficient to authorize, any resolution with respect to any termination of the Merger Agreement by the Company, any amendment of the Merger

Agreement requiring action by the Board of Directions of the Company, any extension of time for the performance of any of the obligations or other acts of Imperial Holly or the Purchaser under the Merger Agreement, any wavier of compliance with any of the agreements or conditions under the Merger Agreement for the benefit of the Company and any action to seek to enforce any obligation of Imperial Holly or the Purchaser under the Merger Agreement.

        Pursuant to the terms of the Merger Agreement upon consummation of the Merger, the directors of the Purchaser will become the directors of the surviving corporation. The directors of Purchaser are listed on Schedule I hereto.

        (e) Material Changes in Present Capitalization and Dividend Policy of the Company

        Imperial Holly plans to engage in a material change in the present capitalization of the Company by retiring all of its outstanding indebtedness upon entering into the Senior Credit Facility upon consummation of the Merger. However, the Senior Credit Facility and the Senior Subordinated Notes will be guaranteed by the Company and its subsidiaries.

        On October 24, 1997 the Company declared its regular quarterly dividend of $0.0375 per share payable December 26, 1997 to stockholders of record at the close of business on December 5, 1997. The Company will not pay any additional dividends until after the consummation of the Merger. Imperial Holly will determine the dividend policy of the Company after such time in its sole discretion in accordance with the restrictions imposed by the terms of the Senior Credit Facility and the Senior Subordinated Notes.

        (f) Other Material Changes in the Company's Business or Corporate Structure

        Upon consummation of the Merger, the Company's business will continue to be conducted in its current corporate form but as a wholly owned subsidiary of Imperial Holly . Various corporate, administrative and departmental functions of the Company and its subsidiaries may be consolidated with those of Imperial Holly. While the Reporting Persons reserve the right to take or recommend such action as they may consider desirable in light of their ongoing review of the business and operations of the Company and its subsidiaries, neither of the Reporting Persons has any present plans or proposals which relate to other material changes in the Company's business or corporate structure.

        (g) Changes in the Company's Charter, Bylaws or Instruments Corresponding Thereto or Other Actions Which May Impede the Acquisition or Control of the Company by Any Person

        While the Reporting Persons reserve the right to take or recommend such actions as they may consider desirable in light of their ongoing review of the businesses and operations of the Company and its subsidiaries, neither of the Reporting Persons has any present plans or proposals which relate to changes in the Company's Certificate of Incorporation or Bylaws which may impede the acquisition of control of the Company by any person or other actions which may impede the acquisition of control of the Company by any person. However, pursuant to the terms of the Merger Agreement upon consummation of the Merger, the certificate of incorporation and bylaws of the Purchaser will become the certificate of incorporation and bylaws of the surviving corporation.

        (h-i) Delisting of Securities of the Company; Termination of Registration Pursuant to Section 12(g)(4) of the Securities and Exchange Act

        Following the consummation of the Merger, it is expected that the Shares will be delisted from the New York Stock Exchange and application will be made for the termination of the registration of the Shares under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the Securities and Exchange Commission if the Shares are not listed on any national exchange and there are fewer than 300 record holders of the Shares. Termination of registration of the Shares would reduce substantially the information required to be furnished by the Company to holders of Shares and would make certain provisions of the Exchange Act, including the requirement of furnishing a proxy statement or information statement in connection with stockholders' meetings pursuant to Section 14 and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Shares. Furthermore, if the registration of the Shares under the Exchange Act were to be terminated, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for listing or of an exchange or quotation on the National Association of Securities Dealers Automated Quotation system.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) and (b) The Purchaser has voting and dispositive power over 14,397,836 Shares acquired in the Tender Offer, which represent 50.1% of the
outstanding Shares.   Imperial Holly also has voting and dispositive power over
such Shares, and has voting and dispositive power over 448 Shares acquired prior to the Tender Offer. Imperial Holly, by virtue of its ownership of all of the capital stock of the Purchaser, is a beneficial owner of all of the Shares owned by the Purchaser. If the Merger is consummated, the Purchaser will acquire 100% of the outstanding Shares.

        (c) Except as disclosed in this Schedule 13D, no Reporting Person has effected any other transactions in Shares in the 60 day period ended the date hereof.

        (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds form the sale of, the Shares reported in this Item 5.

        (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        (a)   The Merger Agreement


                              THE MERGER AGREEMENT

     The Merger Agreement provided for, and the Purchaser has designated, various persons for election to the Board of Directors of the Company as described in Item 4(d) above. Additional terms of the Merger Agreement include:

     The Offer. The Merger Agreement provides for the Tender Offer. The obligation of the Purchaser to accept for payment or pay for shares of Savannah Common Stock tendered pursuant to the Tender Offer was conditioned upon, among other things, (i) there being validly tendered and not withdrawn as of the date of expiration of the Tender Offer (the "Expiration Date") at least 14,397,836 Shares constituting at least 50.1% of the Shares outstanding, (ii) the expiration of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and (iii) Imperial Holly having obtained the necessary financing to consummate the Offer and the Merger. The waiting period under the HSR Act expired on October 2, 1997.

     Recommendation. The Board of Directors of the Company (the "Company Board") determined, based in part upon the opinion of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), that the proposed consideration to be received by holders of Shares pursuant to the Merger Agreement is fair from a financial point of view to the Company's stockholders, determined that the Offer and the Merger are fair to and in the best interests of the Company's stockholders, approved the Offer and the Merger and recommended acceptance of the Offer and approval and adoption of the Merger Agreement by the Company's stockholders and approved the amendment to Company's rights plan so as to provide that no purchase rights under such agreement would become exercisable as a result of the approval, execution or delivery of the Merger Agreement or the consummation of the transactions contemplated thereby (including the Offer and the Merger).

     The Merger. The Merger Agreement provides that, unless the Merger Agreement is terminated or abandoned, at the effective time, the Purchaser will be merged with and into the Company, whereupon the separate corporate existence of the Purchaser will cease, and the Company will be the surviving corporation in the Merger. The Merger Agreement also provides that (i) subject to certain requirements in the Merger Agreement, the Certificate of Incorporation and the Bylaws of the Purchaser as in effect at the effective time will be the Certificate of Incorporation and the Bylaws of the surviving corporation, (ii) the directors of the Purchaser immediately prior to the effective time will be the initial directors of the surviving corporation, and (iii) the officers of the Company immediately prior to the effective time will be the initial officers of the surviving corporation.

     Consideration to be Paid in the Merger. The Merger Agreement provides that each Share issued and outstanding immediately prior to the effective time (other than Shares owned by Imperial Holly and its affiliates, which includes Shares purchased in the Tender Offer, and Shares held by stockholders of the Company exercising dissenters' rights of appraisal under Delaware law) will be converted into the right to receive (i) $20.25 in cash or (ii) $20.25 of Imperial Common Stock,
subject to a collar of $13.25 to $17.25 per share.   In the Merger, 30%
of the outstanding Shares will be converted into the right to receive Imperial Common Stock, and 19.9% of the outstanding Shares will be converted into the right to receive $20.25 in cash. The remaining 50.1% of the outstanding Shares purchased by the Purchaser in the Tender Offer will be canceled.

     Stockholders' Meetings. In the Merger Agreement, each of the Company and Imperial Holly agreed to take all action necessary in accordance with applicable law to duly call, give notice of, convene and hold the special meetings to approve the Merger Agreement and the Merger (in the case of the Company) and the issuance of shares of Imperial Common Stock (in the case of Imperial Holly). Subject to their fiduciary duties under applicable law, the respective Boards of Directors of the Company and Imperial Holly will recommend that their respective stockholders approve such actions.

     Registration Statement.   Imperial Holly will file a Registration Statement
on Form S-4 (the "Registration Statement") which will register the shares of Imperial Common Stock issued in the Merger under the Securities Act and will also register the resale of Imperial Common Stock received in the Merger by affiliates of the Company. Imperial Holly has agreed to maintain the effectiveness of the Registration Statement with respect to such resales for a period of one year after the effective time, subject to certain exceptions.

     Appraisal Rights. If the Merger is consummated, persons who hold Shares at that time will have the right to appraisal of their Shares in accordance with
Section 262 of the Delaware General Corporate Law (the "DGCL"). Such appraisal rights, if the statutory procedures are compiled with, will result in a judicial determination of "fair value" of the Shares (excluding any element of value the accomplishment or expectation of the Merger) owned by such holders. In addition, such dissenting stockholders may be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Savannah Common Stock.

     Representations and Warranties. The Merger Agreement contains customary representations and warranties by the Company and the Purchaser and Imperial Holly, relating to, among other things, (i) due organization and qualification, including subsidiaries, (ii) charter documents, (iii) capitalization, (iv) due authorization, execution and delivery of the Merger Agreement and consummation of the transactions contemplated thereby, (v) conflict with charter documents and required consents, (vi) possession of all necessary permits, (vii) accuracy of information contained in documents filed with the Securities and Exchange Commission (the "Commission") and financial statements prepared in accordance with U.S. generally accepted accounting principles, (viii) no material adverse effect since the end of the Company's and Imperial Holly's last fiscal year,
(ix) the absence of material litigation, (x) matters relating to the Employee Retirement Income Security Act, (xi) intellectual property, (xii) taxes, (xiii) environmental matters, (xiv) products, (xv) real property and other assets,
(xvi) insurance, (xvii) opinions of financial advisors, (xviii) majority vote necessary for stockholder approval, (xix) no brokers other than financial advisors and (xx) no material misstatements or omissions in documents filed with the Commission in connection with Offer and

Merger. The Company also represented and warranted that it (a) amended the Company's Rights Agreement and (b) terminated the Agreement and Plan of Merger, dated July 14, 1997, among the Company, XSF Holdings, Inc., DXE Merger Corp. and Flo-Sun Incorporated. In addition, the Purchaser and Imperial Holly represented that Imperial Holly received a commitment letter from LCPI to provide financing to complete the Offer and the Merger.

     Employee Benefit Matters. For a one-year period immediately following the closing of the Merger, Imperial Holly has agreed to provide or cause the Company to provide all of its employees who continue to be employed by Imperial Holly or the Company or any of their respective affiliates as of the effective time ("Continuing Employees") with compensation and benefits on terms which are, in the aggregate, not substantially less favorable than those provided to Continuing Employees immediately prior to the date of the Merger Agreement.

     Agreements with Respect to the Conduct of Business Pending the Merger. The Merger Agreement provides that, between the date of the Merger Agreement and the effective time, the Company and Imperial Holly will not, unless agreed to in writing by the other party, fail to carry on their business and the business of their subsidiaries in the usual, regular and ordinary course in substantially the same manner as conducted beforehand, or fail to use commercially reasonable efforts to preserve substantially intact their present lines of business, maintain their rights and franchises and preserve their relationships with
employees, customers and suppliers.   The Merger Agreement contains additional
covenants of both the Company and Imperial Holly with respect to the period between the date of the Merger Agreement and the effective time, including covenants that:(i) prevent amendment to corporate governance documents, (ii) prevent issuance of securities, (iii) prevent declaration and payment of dividends (other than regular quarterly dividends), (iv) limit reclassification or alteration of any capital stock, (v) limit acquisition or disposition of any entity or assets not in the ordinary course of business, (vi) limit incurrence of any indebtedness, (vii) limit entrance into, amendment or termination of any material contract, (viii) limit authorization of any material capital expenditure, (ix) limit increases of the compensation to officers or employees,
(x) limit entrance into or amendment of any employment or severance agreement,
(xi) prevent the establishment or amendment of any benefit or option plan, (xii) limit changes in accounting methods, (xiii) prevent the making of any tax election with respect to any material tax liability and (xiv) limit payment, discharge or satisfaction of any obligation.

     In addition, the Merger Agreement contains covenants of both the Company and Imperial Holly with respect to the period between the date of the Merger Agreement and effective time, that neither party will (i) take any action that would prevent or impede any party from obtaining any material consent or approval, (ii) enter into any agreement that would limit such company's ability to compete or (iii) take any action that would result in breach of any representation or warranty or prevent the conditions to the Merger from being satisfied.

     Neither the Company, Imperial Holly nor any subsidiary thereof may authorize or enter into an agreement to do anything listed above.

     No Solicitation. The Merger Agreement provides that neither the Company nor any subsidiary will initiate, solicit, encourage, or otherwise facilitate any inquiries or the making of any proposal or offer relating to a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction (other than the transactions contemplated by the Merger Agreement) (any of such transactions being an "Acquisition Proposal") involving, or any purchase or sale of all or any significant portion of the assets or 20% or more of the equity securities of, the Company or any subsidiary that could reasonably be expected to interfere with the completion of the Merger or the other transactions contemplated by the
Merger Agreement.  Neither the Company  nor any of its subsidiaries   will have
any discussion with or provide any confidential information or data to any person or entity relating to an Acquisition Proposal or engage in any negotiations concerning an Acquisition Proposal, or otherwise facilitate, any effort or attempt to make or implement an Acquisition Proposal or accept an Acquisition Proposal. However, nothing in the Merger Agreement will prevent the Company or Company's Board of Directors from (i) complying with Rule 14e-2 under the Exchange Act with regard to an Acquisition Proposal; (ii) engaging in any discussions or negotiations with, or providing any information to, any person or entity in response to an unsolicited bona fide written Acquisition Proposal by any such person or entity, or (iii) recommending such an unsolicited bona fide written Acquisition Proposal to the Company's stockholders if and only to the extent that, in any such case as is referred to in (ii) and (iii), (A) the Savannah Board concludes in good faith (after consultation with its legal counsel and financial advisors) that such Acquisition Proposal is reasonably capable of being completed, and would, if consummated, result in a transaction more favorable to the Company's stockholders than the transactions contemplated by the Merger Agreement (any such more favorable Acquisition Proposal being hereinafter referred to as a "Superior Proposal"), (B) the Company's Board of Directors determines in good faith after consultation with legal counsel that such action is necessary for it to act in a manner consistent with its fiduciary duties, (C) prior to providing any information or data to any person or entity in connection with a Superior Proposal, the Company's Board of Directors receives from such person or entity an executed confidentiality agreement on terms substantially similar to those contained in the confidentiality agreement, dated August 26, 1997, between the Company and Imperial Holly and (D) prior to providing any information or data to or entering into discussions or negotiations with any person or entity, the Company's Board of Directors notifies Imperial Holly promptly of the inquiries, proposals or offers received by, the information requested from, or the discussions or negotiations sought to be initiated or continued with, the Company or any subsidiary indicating the name of such person or entity and the terms and conditions of any proposals or
offers.   The Company also agreed to cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal.

     Indemnification of Directors. As provided in the Merger Agreement, Imperial Holly will maintain all rights of indemnification existing in favor of, and indemnify, each "Indemnified Party" to the fullest extent permitted under applicable law against all losses and claims arising out of or pertaining to any action or omission in their capacity as an officer, director, employee or fiduciary of the Company. Under the Merger Agreement, all rights to indemnification existing in favor of the Indemnified Parties as provided in the Company's Bylaws with respect to matters occurring through the effective time win survive the Merger and continue in full force and effect for a period of not less than six years from the effective time. In the event any claim, action, suit, proceeding or investigation (a "Claim") is brought against any Indemnified Party (whether arising before or after the effective time) after the effective time, Indemnified Parties have certain rights with respect to retention of counsel, payment of fees and expenses and assistance in the defense of any Claim (provided that Imperial Holly will not be liable for any settlement of any Claim effected without its written consent).

     For a period of six years after the effective time, Imperial Holly will cause to be maintained in effect the current directors' and officers' liability insurance policies maintained by the Company (provided that Imperial Holly may substitute therefor policies of at least the same coverage containing terms and conditions which are no less advantageous) with respect to claims arising from facts or events that occurred prior to the effective time. However, Imperial Holly is not required to expend more than an amount per year equal to 200% of current annual premiums paid by the Company for such insurance.

     Savannah Foods' Rights Agreement. The Company's Board of Directors has taken further action necessary to render the preferred stock purchase rights under the Company's Rights Agreement inapplicable to the Offer, the Merger and the other transactions contemplated by the Merger Agreement, to terminate the Company's Rights Agreement as of the effective time and to ensure that Imperial Holly and the Purchaser will not have any obligations in connection with the Company's Rights Agreement or such related purchase rights.

     Conditions to Each Party's Obligation to Effect the Merger. In addition to the approval and adoption of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the stockholders of the Company in accordance with the DGCL and the Company's Certificate of Incorporation and the approval of the issuance of the shares of Imperial Common Stock pursuant to the Merger by the affirmative vote of the shareholders of Imperial Holly in accordance with the applicable rules and regulations of the American Stock Exchange, the obligations of the Company, Imperial Holly and the Purchaser to consummate the Merger are subject to the following conditions: (i) any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act will have expired or been terminated (which waiting period expired on October 2, 1997); (ii) the absence of any law, rule, regulation or other order by any governmental entity which would have the effect of restraining or making the Merger illegal or otherwise prohibiting consummation of the Merger, (iii) the Registration Statement having been declared effective and the absence of a stop order suspending such effectiveness; (iv) the shares of Imperial Common Stock to be issued in the Merger and pursuant to options assumed by Imperial Holly shall have been authorized for listing on the American Stock Exchange, subject to official notice of issuance; and (v) the Purchaser having purchased a majority of Shares pursuant to the Offer (which occurred on October 24, 1997).

     Termination. The Merger Agreement may be terminated and the Merger and the other transactions contemplated thereby may be abandoned at any time prior to the effective time, notwithstanding any requisite approval and adoption of the Merger Agreement and the transactions contemplated thereby in certain cases including the following which are applicable:

     (i) by mutual written consent of Imperial Holly and the Company; or

     (ii) by Imperial Holly or the Company if the effective time has not occurred on or before May 31, 1998; provided however, that the right to terminate the Merger Agreement will not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the effective time to occur on or before such date; or

     (iii) by either Imperial Holly or the Company, if any court of competent jurisdiction in the United States or other governmental entity, based otherwise than on any antitrust law, (A) shall have issued an order, decree, judgment, injunction, ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, judgment, injunction, ruling or other action shall have become final and nonappealable or (B) shall have failed to issue an order, decree, judgment, injunction, ruling or other action or to take any other action necessary to fulfill the conditions to the closing of the Merger and such denial of a request to issue such order, decree, judgment, injunction, ruling or other action or take such other action shall have become final and nonappealable; or

     (iv) (A) by either Imperial Holly or the Company, if the Merger Agreement and the transactions contemplated thereby shall fail to receive the requisite vote for approval and adoption at the special meeting of the Company's stockholders or (B) by the Company, if the issuance of the shares of Imperial Common Stock as part of the Merger shall fail to receive the requisite vote for approval at the special meeting of the stockholders of Imperial Holly.

     Termination Fees. The Merger Agreement provides that if (i) Imperial Holly or the Company terminates the Merger Agreement due to the failure of the Company stockholders to approve and adopt the Merger Agreement and (ii) at the time of such failure to so approve and adopt the Merger Agreement there shall exist an Acquisition Proposal with respect to the Company and, within 12 months of the termination of the Merger Agreement, the Company enters into a definitive agreement with any third party with respect to an Acquisition Proposal with respect to the Company, then the COMPANY shall pay to Imperial Holly an amount equal to $8 million.

        (b)   Company Stockholders' Agreement

        As a condition and inducement to entering the Merger Agreement, Imperial Holly and the Purchaser required that substantially all of the directors and executive officers of the Company enter into a stockholders agreement, dated September 12, 1997. Pursuant to the Stockholders Agreement, each such stockholder severally agreed to tender all Shares owned by such stockholder into the Tender Offer prior to the expiration of the Tender Offer and not to withdraw any Shares so tendered so long as the per Share price is not less than $20.25 in cash net to the seller.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Exhibit A   Credit Agreement among Imperial Holly Corporation, as
                    Borrower, the Several Lenders from time to time Parties thereto, Lehman Brothers, Inc., as Arranger, Lehman
                    Commercial Paper Inc., as Syndication Agent and Lehman
                    Commercial Paper Inc., as Administrative Agent dated as of
                    October 17, 1997.

        Exhibit B   Guarantee and Collateral Agreement made by Imperial Holly
                    Corporation and certain of its Subsidiaries in favor of Harris Trust and Savings Bank, as Collateral Agent dated as of October 17, 1997.

        Exhibit C   Agreement and Plan of Merger, dated September 12, 1997 among
                    Imperial Holly Corporation, IHK Merger Sub Corporation and
                    Savannah Foods & Industries, Inc.

        Exhibit D   Stockholders Agreement, dated September 12, 1997, between
                    Imperial Holly Corporation, IHK Merger Sub Corporation and the executive officers and directors of Savannah Foods &
                    Industries, Inc. listed therein.

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 27, 1997

                              IHK MERGER SUB CORPORATION


                              By:  /s/ James C. Kempner
                                 -----------------------------------------
                                    James C. Kempner
                                    President

                              IMPERIAL HOLLY CORPORATION


                              By:  /s/ James C. Kempner
                                 -----------------------------------------
                                    James C. Kempner
                                    President, Chief Executive Officer and
                                    Chief Financial Officer

                                                                     SCHEDULE I

     DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER AND IMPERIAL HOLLY

1. Directors and Executive Officers of the Purchaser.

  The following table sets forth the name, current business address and present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of the Purchaser. Unless otherwise indicated, the current business address of each person is c/o One Imperial Square, Suite 200, 8016 Highway 90-A, Sugar Land, Texas 77478, and each occupation set forth opposite an individual's name refers to employment with the Purchaser. Each such person is a citizen of the United States, unless otherwise indicated.

                       DIRECTORS AND EXECUTIVE OFFICERS

                                 PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
           NAME              MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
--------------------------- ----------------------------------------------------
James C. Kempner........... Director; Chief Executive Officer and Chief
                             Financial Officer; see "Directors and Executive
                             Officers of Imperial Holly."
William F. Schwer.......... Director; Vice President and Secretary; see
                             "Directors and Executive Officers of Imperial
                             Holly."
Roger W. Hill.............. Director; Vice President; see "Directors and
                             Executive Officers of Imperial Holly."

2. Directors and Executive Officers of Imperial Holly.

  The following table sets forth the name, business address and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and executive officer of Imperial Holly. Unless otherwise indicated, the current business address of each such person is c/o One Imperial Square, Suite 200, 8016 Highway 90-A, Sugar Land, Texas 77478, and each occupation set forth opposite an individual's name refers to employment with Imperial Holly. Each such person is a citizen of the United States, unless otherwise indicated.

                                 PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
           NAME              MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
--------------------------- ----------------------------------------------------
John D. Curtin, Jr......... Director since 1993. Chairman and CEO, Aearo Company from 1994 to present. Executive Vice President and
                             Director of Cabot Corporation from 1989-1994.
                             Director of Eastern Enterprises.
David J. Dilger............ Director since 1996. Chief Executive Officer of
                             Greencore Group plc from 1996 to Present. Chief
                             Operating Officer of Greencore Group plc from 1991-
                             1996. Mr. Dilger is a citizen of Ireland.
E. O. Gaylord.............. Director since 1978. President, Gaylord & Company (a venture capital firm) since 1988. Chairman of the
                             Board of Directors EOTT Energy Corp. from 1993 to
                             present. Director of Seneca Funds Corporation,
                             Essex International, Kinder Morgan Energy Partners,
                             L.P. and Stant Corporation.

                                 PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
           NAME              MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
--------------------------- ----------------------------------------------------
Gerald Grinstein........... Director since 1996. Chairman of the Board of Delta
                             Air Lines, Inc. from August, 1997 to present,
                             director from 1987 to present. Chairman of the
                             Board of Burlington Northern, Inc. from 1987 to
                             1995. Director of Browning Ferris Industries,
                             Paccar, Inc. and Suntrend Corp.
Ann O. Hamilton............ Director since 1974. Retired Senior Advisor, World
                             Bank, Washington, D.C. Employed with World Bank
                             from 1971-1995.
Roger W. Hill.............. Director since 1988. President and CEO Holly Sugar
                             Corp. from 1988 to present and Managing Director of
                             Imperial Holly Corporation from 1996 to present.
Harris L. Kempner, Jr...... Director since 1966. President of Kempner Capital
                             Management, Inc. from 1982 to present. Director TNP
                             Enterprises and American Indemnity Financial
                             Corporation. Advisory Director of Cullen/Frost
                             Bankers, Inc.
I. H. Kempner, III......... Director since 1967. Chairman of the Board of
                             Imperial Holly Corporation from 1971 to present.
James C. Kempner........... Director since 1988. President, Chief Executive
                             Officer and Chief Financial Officer of Imperial
                             Holly Corporation from 1993 to present. Executive
                             Vice President and Chief Financial Officer from
                             1988-1993.
H. E. Lentz................ Director since 1993. Managing Director of Lehman
                             Brothers Inc. from 1993 to present. Managing
                             Director of Wasserstein, Perella & Co., Inc. from
                             1987 to 1993. Director of Rowan Companies, Inc.
Robert L. K. Lynch......... Director since 1990. Chairman, President and Chief
                             Executive Officer of Yaga, Inc. from 1995 to
                             present. President of Galveston Management Co. from
                             1987-1994. Director of United States National Bank
                             and Foster Farms.
Kevin C. O'Sullivan........ Director since 1996. Chief Financial Officer of
                             Greencore Group plc from 1992 to present. Mr.
                             O'Sullivan is a citizen of Great Britain.
Fayez Sarofim.............. Director since 1991. President and Chairman of the
                             Board of Fayez Sarofim & Co. from 1958 to present.
                             Director of Allegheny-Teledyne, Argonaut Group,
                             Inc., EXOR Group and Unitrin, Inc.
Daniel K. Thorne........... Director since 1988. President of Star Lake Cattle
                             Company from 1984 to present and President Star
                             Lake Properties, Inc. from 1992 to present.


Peter C. Carrothers........ Officer since 1994. Senior Vice President--
                             Operations from 1994 to present. Pepsico Foods
                             International, Vice President--Logistics from 1990
                             to 1994.
Douglas W. Ehrenkranz...... Officer since 1995. Vice President--Sales and
                             Marketing 1995 to present and Managing Director
                             from April 1997 to present. Procter & Gamble Corp.,
                             Category Sales Manager from 1979 to 1993.

                                 PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
           NAME              MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
--------------------------- ----------------------------------------------------
John A. Richmond........... Officer since 1991. Vice President--Operations from
                             1995 to present and Managing Director from April
                             1997 to present. Holly Sugar Corp., Senior Vice
                             President and General Manager--Beet Sugar
                             Operations from 1993 to 1995. Holly Sugar Corp.,
                             Senior Vice President and General Manager--Eastern
                             Division from 1992 to 1993.
William F. Schwer.......... Officer since 1989. Managing Director from 1995 to present. Senior Vice President and General Counsel
                             from 1993 to 1995. Vice President and General
                             Counsel 1992 to 1993.

Roy E. Henderson............ Officer since 1981. Vice President--Administration from 1994 to present, Vice President and Treasurer
                              from 1981 to 1994.

H. P. Mechler.............. Officer since 1988. Vice President--Accounting from
                             April 1997 to present, Controller from 1988 to
                             April 1997.
Karen L. Mercer............ Officer since 1993. Vice President and Treasurer from April 1997 to present. Treasurer from 1994 to
                             April 1997. Texas Commerce Bank, Vice President--
                             General Lending in 1993. First City Bank, various
                             positions 1988 to 1993.
Alan K. Lebsock............ Officer since 1997. Controller from April 1997 to present. Holly Sugar Corp., Controller from 1990 to
                             April 1997.